Covington & Burling LLP

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SILICON VALLEY
WASHINGTON

April 14, 2011

Mr. David Lyon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20548

Re:	Trustmark Corporation -- Form 10-K for the fiscal year ended December 31, 2010, File No. 0-3683

Dear Mr. Lyon:

This letter is submitted on behalf of Trustmark Corporation (the “Company”) in reference to the comments that the Staff of the Division of Corporation Finance provided with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, as set forth Mr. Michael Clampitt’s letter to Mr. Louis Greer of Trustmark Corporation, dated April 11, 2011.  As a follow up to our discussion with you, we are confirming that it is the Company’s intent to provide the Staff with its response no later than Friday, April 29, 2011.  The Company has authorized us to acknowledge that our discussions with the Staff do not constitute any agreement or confirmation from the Staff that it has approved any extension of the period for the Company to reply.

Please do not hesitate to contact the undersigned at (212) 841-1060 if you have any questions regarding this letter.

Sincerely,

/s/ Bruce C. Bennett

Bruce C. Bennet

cc:	Michael Clampitt
William Schroeder
Marc Thomas